SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2003	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

RONALD BRENNEMAN JOINS BELL CANADA ENTERPRISES
BOARD OF DIRECTORS

Montréal (Québec), October 29, 2003 — Bell Canada Enterprises’ Board of Directors today announced the appointment of Ronald A. Brenneman, Chief Executive Officer of Petro-Canada, as a Director of the Company, effective November 24, 2003. Mr. Brenneman will also be a Director of Bell Canada and Telesat Canada.

“We are very pleased that Mr. Brenneman has accepted our invitation to join our Board,” said Richard J. Currie, Chairman of the Board. “His extensive experience in business and his proven leadership capabilities make him a valued addition to BCE.”

Mr. Brenneman is also a member of the Board of Petro-Canada. Prior to joining Petro-Canada in January 2000, Mr. Brenneman had a successful 31-year career with Imperial Oil Limited in Canada and its parent company, Exxon Corporation, in the United States and Europe. From 1992 to 1994, Mr. Brenneman was President of Imperial Oil Limited. In 1994, he became Chief Executive Officer of Esso Benelux, a large Exxon affiliate in Europe. From 1997 to 1999 he was General Manager of Corporate Planning at Exxon’s head office in Dallas, Texas.

A Canadian, Mr. Brenneman graduated from the University of Toronto with a Bachelor of Applied Science degree in Chemical Engineering, and has a Master of Science degree from the University of Manchester. He has also completed the Senior Executive Program at the Sloan School of Business, Massachusetts Institute of Technology.

ABOUT BCE

BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

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For further information:
Nick Kaminaris
(514) 786-3908
Web Site: www.bce.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: October 29, 2003